UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Internet America, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46058Y109

(CUSIP Number)

Michael W. Tankersley

Bracewell & Patterson, LLP

500 N. Akard, Suite 4000

Dallas, Texas 75201

214 758 1066

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46058Y109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WILLIAM E. LADIN, JR.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 785,254

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 785,254

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 785,254

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.5%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J. N. PALMER FAMILY PARTNERSHIP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 700,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 700,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 700,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D Introduction

This Schedule 13D is being filed by William E. Ladin, Jr. (“Ladin”) and the J.N. Palmer Family Limited Partnership, L.P. (the “Palmer Family Partnership”)(together, the “Reporting Persons”) with the Securities and Exchange Commission to report the formation of a group for purposes of taking the actions described below at Item 4 with respect to their ownership of shares of common stock, par value $0.01 per share, of Internet America, Inc. (the “Issuer”).

The Amendment is also being filed to report a change in the Palmer Family Partnership’s investment intent. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D’s of either of the Reporting Persons. This Schedule 13D and any future amendments of it constitute amendments to the Schedule 13D’s previously filed independently by each of the Reporting Persons.

Item 1.	Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is the shares of common stock, par value $0.01 per share (the “Common Stock”), of Internet America, Inc., a Texas corporation (the “Issuer”). The address of the principal executive offices of the Issuer is One Dallas Centre, 350 North St. Paul, Suite 3000, Dallas, Texas 75201.

Item 2.	Identity and Background

(a)                                  Mr. Ladin is presently serving as the Chairman of the Board, President and Chief Executive Officer of the Issuer. His principal business address for the purposes of this Schedule 13D is 20 E. Greenway Plaza, Suite 600, Houston, Texas 77046. The Reporting Person is presently self-employed. The Reporting Person is a citizen of the United States.

The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(b)                                 The Palmer Family Partnership is a Mississippi limited partnership. Its principal business is investing. The address of the principal office of the Reporting Person is 2616 Lakeward Drive, Suite 120, Jackson, Mississippi 39216.

The general partner of the Reporting Person is James B. Palmer (the “General Partner”). The principal business address for the General Partner is 2616 Lakeward Drive, Suite 120, Jackson, Mississippi 39216. The General Partner is presently principally employed as a business executive. The General Partner is a citizen of the United States.

Neither the Reporting Person nor the General Partner has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, neither the Reporting Person nor the General Partner has been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
N/A

Item 4.	Purpose of Transaction

On April 9, 2004, Mr. Ladin delivered a letter to the Issuer requesting that the Board of Directors or the President of the Issuer, in accordance with the Bylaws of the Issuer, call a special meeting of the shareholders of the Issuer for the following purposes: (1) to change the composition of the Issuer’s board of directors, including the election of up to four directors to fill vacancies on the board, with the objective that a majority of the members of the board would be independent, (2) to amend the Articles of Incorporation of the Issuer to eliminate the restriction on the ability of the shareholders of the Issuer to adopt, amend, repeal or otherwise alter any bylaw of the Issuer, (3) to amend Section 2.02 of the Issuer’s Bylaws to permit special meetings of the shareholders to be called at any time by the holders of not less than ten percent of all shares entitled to vote at any such meeting, provided that such shares have been owned by the shareholders requesting the meeting, of record or beneficially, for at least six months; in any other case shareholders requesting a special meeting would be required to own not less than fifty percent of all shares entitled to vote at any such meeting, as is currently provided in the bylaws, and (4) to amend Sections 3.02 and 3.03 of the Issuer’s Bylaws to permit the shareholders to designate the number of members of the board of directors and to eliminate the provision for a staggered board of directors.

The Reporting Persons believe that each of the proposed actions will improve the quality of the Issuer’s corporate governance and its accountability to shareholders. The Reporting Persons are concerned that the Issuer’s current governance structure, with only two directors, a staggered board and no meaningful way for shareholders to exercise control over the Issuer or to require accountability, is not serving the best interest of shareholders. In their view, this structure has been a major contributing factor to the continuation of the disputes of the past three months that have been distracting the management of the Issuer and absorbing the Issuer’s cash in legal fees. Repeated attempts to encourage board action to address these issues have failed, and it is doubtful that consensual board action to address them is possible at this time. Accordingly, the Reporting Persons have concluded that the Issuer’s shareholders should be given an opportunity to act to protect their interests.

The Reporting Persons intend to propose a slate of nominees for the vacant board positions in the near future with the objective that a majority of the board of directors will be independent, to solicit proxies from the shareholders of the Issuer to vote in favor of the stated proposals at the requested special meeting of shareholders and to vote the Reporting Persons’ shares of common stock in favor of such proposals. The Reporting Persons may seek other shareholders to be included in this group for purposes of obtaining approval of the proposals described above.

Except as otherwise set forth herein, neither of the Reporting Persons nor the General Partner of the Palmer Family Partnership has any present plans or proposals that relate to or that would result in any of the following actions:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;
(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate percentage of shares reported owned by each person named herein is based upon 10,426,641 shares of Common Stock outstanding, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2003.

As of the close of business on April 12, 2003, Mr. Ladin beneficially owned 785,254 shares of Common Stock, constituting approximately 7.5% of the shares outstanding, including currently exercisable options with respect to 22,500 shares of Common Stock.

As of the close of business on April 12, 2003, the Palmer Family Partnership beneficially owned 700,000 shares of Common Stock, constituting approximately 6.7% of the shares outstanding.

The Reporting Persons have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended. In the aggregate, the Reporting Persons may be deemed to own beneficially (and may be deemed to have shared voting but not dispositive power over) 1,485,254 shares, constituting approximately 14.2% of the shares outstanding, including currently exercisable options with respect to 22,500 shares of Common Stock held by Mr. Ladin.

The filing of this Statement and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended, or otherwise, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

(c) The Reporting Persons had no transactions in the securities of the Issuer during the 60 days prior to April 12, 2004 (the date of the event which requires filing this Schedule 13D).
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each of the Reporting Persons is a party to a Joint Filing Agreement, dated as of April 12, 2004 (the “Joint Filing Agreement”), pursuant to which the parties agreed to jointly file this Statement and any and all amendments and supplements thereto with the Securities and Exchange Commission. The Joint Filing Agreement is filed herewith as Exhibit A and incorporated herein by reference.

The Reporting Persons have agreed in principal to act as a group in connection with the actions described in Item 4 hereof. This arrangement is not the subject of a written or binding agreement among the Reporting Persons.

Mr. Ladin, the Palmer Family Partnership and the Issuer are parties to an Agreement and Plan of Merger (the “Merger Agreement”) dated as of September 12, 1999 by and between the Issuer, GEEK Houston II, Inc., a Texas corporation (“Merger Sub”), PDQ.Net, Incorporated, a Texas corporation (“PDQ”)and J. N. Palmer Family Partnership pursuant to which Merger Sub merged with and into PDQ, with PDQ surviving as a wholly owned subsidiary of the Issuer (the “Merger”). The Merger Agreement was filed as Exhibit A to Schedules 13D filed separately by each of Mr. Ladin and the Palmer Family Partnership on December 1, 1999 and December 2, 1999, respectively, and is incorporated herein by reference. References to the Merger or the Merger Agreement are qualified in their entirety by reference thereto.

Under the terms of the Merger Agreement, the Issuer agreed to use reasonable effort to cause Mr. Ladin and John N. Palmer to become members of its board of directors and to cause Mr. Ladin to be employed as its Vice Chairman.

Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.A – Joint Filing Agreement dated April 12, 2004 between Mr. Ladin and the Palmer Family Partnership

Incorporated by Reference - Merger Agreement, dated as of September 12, 1999, between the Issuer, GEEK Houston II, Inc., PDQ.Net, Incorporated, Mr. Ladin, John N. Palmer and certain other shareholders named therein, filed as Exhibit A to Schedules 13D filed separately by each of Mr. Ladin and the Palmer Family Partnership on December 1, 1999 and December 2, 1999, respectively,

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2004	/s/ William E. Ladin, Jr.
William E. Ladin, Jr.

Dated: April 12, 2004	J.N. PALMER FAMILY PARTNERSHIP

	By:	/s/ James B. Palmer
James B. Palmer, General Partner